Exhibit 99.1

Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com

PRESS RELEASE

Denison Announces Filing of Annual Report on Form 40-F

Toronto, ON – March 30, 2026. Denison Mines Corp. (“Denison” or the “Company”) (TSX: DML, NYSE American: DNN) is pleased to announce that it has filed its 2025 Annual Report on Form 40-F with the U.S. Securities and Exchange Commission (“SEC”). Denison’s Form 40-F includes its annual information form, management discussion and analysis, and audited financial statements for the year ended December 31, 2025. The Form 40-F will be available on Denison’s website at www.denisonmines.com and on the SEC’s website at www.sec.gov/edgar.

Denison’s annual information form has also been filed with Canadian regulatory authorities and will be available on Denison’s website at www.denisonmines.com and under the Company’s profile on SEDAR+ at www.sedarplus.ca.

Holders of Denison’s securities may receive a free printed copy of the Company’s most recent Annual Report on Form 40-F, including the audited financial statements, by sending an email request to info@denisonmines.com or by writing to Denison Mines Corp., 1100 - 40 University Avenue, Toronto, Ontario, Canada M5J 1T1.

About Denison

Denison is a leading uranium mining, development, and exploration company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. Denison has an effective 95% interest in its flagship Wheeler River Uranium Project, which is the largest undeveloped uranium project in the infrastructure rich eastern portion of the Athabasca Basin region of northern Saskatchewan. In mid-2023, the Phoenix feasibility study was completed for the Phoenix deposit as an ISR mining operation, and an update to the previously prepared 2018 Pre-Feasibility Study (“PFS”) was completed for Wheeler River's Gryphon deposit as a conventional underground mining operation. Based on the respective studies, both deposits have the potential to be competitive with the lowest cost uranium mining operations in the world. Permitting efforts for Phoenix commenced in 2019 and the required permits have been obtained to commence construction – including the July 2025 approval of the project’s Environmental Assessment (“EA”) by the Province of Saskatchewan and the February 2026 federal approval of the EA and issuance of the Construction Licence.

Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake Joint Venture (“MLJV”), which restarted mining with SABRE in 2025) and the McClean Lake uranium mill (currently utilizing a portion of its licensed capacity to process the ore from the Cigar Lake mine under a toll milling agreement), plus a 25.17% interest in the Midwest Main and Midwest A deposits held by the Midwest Joint Venture (“MWJV”), and a 70.55% interest in the Tthe Heldeth Túé (“THT”) and Huskie deposits on the Waterbury Lake Property. The Midwest Main, Midwest A, THT and Huskie deposits are located within 20 kilometres of the McClean Lake mill. Taken together, the Company has direct ownership interests in properties covering ~457,000 hectares in the Athabasca Basin region.

Additionally, through its 50% ownership of JCU (Canada) Exploration Company, Limited ('JCU'), Denison holds interests in various uranium project joint ventures in Canada, including the Millennium project (JCU, 30.099%), the Kiggavik project (JCU, 33.8118) and Christie Lake (JCU, 34.4508%).

In 2024, Denison celebrated its 70th year in uranium mining, exploration, and development, which began in 1954 with Denison’s first acquisition of mining claims in the Elliot Lake region of northern Ontario.

For more information, please contact

David Cates                                                     (416) 979-1991 ext. 362
President and Chief Executive Officer

Geoff Smith                                                      (416) 979-1991 ext. 358
Vice President Corporate Development & Commercial

Follow Denison on Twitter                                 @DenisonMinesCo

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this press release constitutes ‘forward-looking information’, within the meaning of the applicable United States and Canadian legislation concerning the business, operations and financial performance and condition of Denison. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘plans’, ‘expects’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’, or ‘believes’, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’, ‘be achieved’ or ‘has the potential to’. In particular, this press release contains forward-looking information pertaining to the following: Denison’s development plans for Wheeler River and the proposed ISR operation for the Phoenix deposit; expectations regarding Denison’s joint venture ownership interests; and expectations regarding the objectives and continuity of its agreements with third parties.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. In addition, Denison may decide or otherwise be required to discontinue development work if it is unable to maintain or otherwise secure the necessary approvals or resources. Denison believes that the expectations reflected in this forward-looking information are reasonable, but no assurance can be given that these expectations will prove to be accurate and results may differ materially from those anticipated in this forward-looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in the Company’s annual information form for the year ended December 31, 2025 under the heading ‘Risk Factors’. These factors are not, and should not be, construed as being exhaustive.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this press release. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.